                                                                    Exhibit 99.3

                             [DEP CORPORATION LOGO]

                              2101 EAST VIA ARADO
                    RANCHO DOMINGUEZ, CALIFORNIA 90220-6189
                                PROXY STATEMENT
                         ANNUAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON DECEMBER 5, 1997

GENERAL INFORMATION

    This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of DEP Corporation, a Delaware corporation (the "Company"), of proxies for use at the Annual Meeting of Stockholders to be held on Friday, December 5, 1997, at 10:00 a.m. (local time), at the Holiday Inn, 19800 South Vermont Avenue, Torrance, California, and at any adjournment or postponement thereof (the "Meeting").

    Record holders of the Company's common stock, par value $.01 per share (the "Common Stock"), as of the close of business on October 8, 1997 will be entitled to receive notice of, and to vote at, the Meeting. As of October 8, 1997, there were 6,876,140 shares of Common Stock outstanding. Presence at the Meeting, in person or by proxy, of a majority of the outstanding Common Stock will constitute a quorum for the transaction of business at the Meeting. Each share of the Common Stock will be entitled to cast one vote on each matter presented to the stockholders. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business. Abstentions (which are effective on all matters other than the election of directors) will be considered as "against" votes for the purpose of calculating whether the requisite percentage of votes cast has approved a proposal, whereas broker non-votes will not be counted as cast.

    Shares represented by duly executed proxies received prior to the Meeting will be voted at the Meeting. Such shares will be voted in accordance with all instructions validly given by a stockholder. When no such instruction is given, the shares will be voted in accordance with the recommendation of the Board of Directors of the Company (the "Board") indicated on the proxy.

    THE COMPANY WILL PAY ALL EXPENSES OF SOLICITING PROXIES. In addition to the solicitation being made hereby, solicitation may be made in person or by telephone by Company officers, directors or employees who will not be specially compensated therefor. Upon request, the Company will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding proxy materials to beneficial owners of the Common Stock.

    A proxy may be revoked at any time before it is voted by giving written notice of revocation to the Secretary of the Company, by submission of a subsequent proxy or by attending and voting in person at the Meeting.

    This Proxy Statement and the enclosed form of proxy are being mailed to holders of the Common Stock on or about October 31, 1997.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following information is set forth as of October 1, 1997 with respect to the Company's chief executive officer and four most highly compensated other officers, each director and nominee, all directors and executive officers as a group, and each other person or group known to the Company to be the beneficial owner of more than 5% of the outstanding shares of the Common Stock:

                                                                                                      COMMON STOCK
                       NAME AND ADDRESS                          BENEFICIALLY      OPTIONS PERCENT
                   OF BENEFICIAL OWNERS(1)                         OWNED(2)         EXERCISABLE(2)       OF CLASS
--------------------------------------------------------------  ---------------  --------------------  -------------
DIRECTORS, NOMINEES AND OFFICERS
Robert Berglass...............................................      1,914,693            153,233              27.2
Judith R. Berglass(3).........................................        510,296             38,500               7.4
Grant W. Johnson..............................................         78,994             73,500               1.1
Philip I. Wilber..............................................          6,000              6,000                 *
Michael Leiner................................................         15,000             --                     *
Alexander L. Kyman............................................          1,000             --                     *
Michael Nave..................................................          1,087             --                     *
Jerome P. Alpin...............................................         68,416             47,500                 *
David Berglass................................................         23,287             10,667                 *
D. Lee Johnson................................................          8,401              6,667                 *
All Directors, Nominees and Officers (12 Persons).............      2,642,408            349,301              36.6
OTHER 5% BENEFICIAL OWNERS None...............................        --                  --                --

------------------------

* Denotes less than 1%. Except as otherwise indicated, each person shown in the above table has sole voting and dispositive power over the Common Stock or options.

(1) The address for each director, nominee and officer is c/o DEP Corporation, 2101 East Via Arado, Rancho Dominguez, California 90220-6189.

(2) Includes options exercisable on October 1, 1997 or within 60 days thereafter.

(3) Includes 400,000 shares of the Common Stock held in the Berglass 1995 Irrevocable Trust dated June 27, 1995 for which Mrs. Berglass is the Trustee.

                             ELECTION OF DIRECTORS

    The Company's Board currently consists of six directors who are divided into three classes. The term of office of the Class I directors, Messrs. Kyman and Leiner, expires at the Meeting and Messrs. Kyman and Nave have been nominated by the Board to serve as Class I directors for a term of three years. The nominees have indicated to the Company their availability and willingness to serve in such capacity. However, if prior to the voting for directors, any of the nominees become unavailable or unable to serve as a director, the proxy holders will vote for a substitute nominee in accordance with their best judgment.

    Information concerning the Class I director nominees and the continuing directors, based on data furnished by them, is set forth below:

NAME                                   AGE                 PRINCIPAL OCCUPATION AND POSITION WITH THE COMPANY
---------------------------------     -----     ------------------------------------------------------------------------

NOMINEES:
  CLASS I DIRECTORS
  (terms expire in 2000)

Alexander L. Kyman                         67   Alexander L. Kyman has been a director of the Company since December
                                                1994. Since January 1, 1994, Mr. Kyman has been the principal of Alex
                                                Kyman & Associates, a business and financial consulting firm. For over
                                                27 years prior thereto he was employed by City National Bank where he served as Vice Chairman for one year and as President and Chief
                                                Operating Officer for eight years prior thereto.

Michael Nave                               60   Mr. Nave has been Publisher and President of BSB Communications, Inc., publishers of beauty store and professional trade magazines to the professional beauty industry since 1994. Since June 1997 he has served as Chairman of the Board of Mercury Distributing Company. For over 25 years prior thereto he served as President and Chief Executive of
                                                Mercury Distributing Company, a beauty products distributorship.

CONTINUING DIRECTORS:
  CLASS II DIRECTORS
  (terms expire in 1998)

Judith R. Berglass                         45   Judith R. Berglass is a Senior Vice President and has been employed by the Company since 1983. She has served as the Company's Vice President,
                                                Corporate Development since 1984, a director since 1985 and since 1986 has also served as Secretary. For the three years prior to joining the
                                                Company, she was Vice President of CLF Associates, a management consulting firm. Mrs. Berglass is the wife of the President.

Philip I. Wilber                           70   Philip I. Wilber has been a director of the Company since October 1993.
                                                Mr. Wilber founded Drug Emporium, Inc. in 1977 and served as its
                                                President, Chief Executive Officer and Chairman of the Board until 1989, and as its Chairman of the Board from 1989 until his retirement in
                                                January 1992. He then served as a director until January 1993 and has been a consultant since that time. Drug Emporium is a chain of 136 company-owned deep discount drug stores which also provides certain services for 100 independently franchised stores operating under the same name.

CONTINUING DIRECTORS:
  CLASS III DIRECTORS
  (terms to expire in 1999)

Robert Berglass                            59   Robert Berglass has served as President of the Company since

NAME                                   AGE                 PRINCIPAL OCCUPATION AND POSITION WITH THE COMPANY
---------------------------------     -----     ------------------------------------------------------------------------
                                                1969 and has been Chairman of the Board of Directors since 1971.
                                                Immediately prior to joining the Company, he was a Vice President of
                                                Faberge, Inc. He has more than 35 years of experience in the personal care products industry.

Grant W. Johnson                           53   Grant W. Johnson is the Senior Vice President, Finance and Chief
                                                Financial Officer and has been employed by the Company since 1985 and as a director since 1986. For approximately eight years preceding his joining the Company, he was Vice President, Finance of Vidal Sassoon,
                                                Inc. Mr. Johnson, a certified public accountant, also has seven years of experience with Deloitte & Touche LLP.

                       BOARD OF DIRECTORS AND COMMITTEES

    The Board held seven meetings during fiscal 1997. Non-employee directors receive an annual retainer of $6,000, plus $1,000 for each Board meeting attended and $500 for each committee meeting attended on a date different from a Board meeting. In addition, each non-employee director is entitled to receive $2,000 for service as chairman of a committee of the Board. During fiscal year 1997, each director attended at least 75% of all meetings of the Board and any committees of the Board on which such director served.

    Under the Company's 1992 Stock Option Plan, each director of the Company other than the Company's Chairman is entitled to receive an option grant covering 1,000 shares of the Common Stock on the last business day of each fiscal year, at an exercise price equal to the last reported sale price on such day. In July 1997, each director, other than Mr. Berglass, automatically received an option for 1,000 shares of Common Stock pursuant to the Company's 1992 Stock Option Plan. Pursuant to an amendment to such Plan that was approved by the Company's stockholders on January 9, 1996, any person becoming a director on or after August 1, 1994 will receive a one-time grant of an option to purchase 5,000 shares of the Common Stock at an exercise price equal to the last reported sale price on the date of grant. Pursuant to the foregoing amendment, if elected, on December 5, 1997 Mr. Nave will be granted an option to purchase 5,000 shares of the Common Stock at an exercise price equal to the last reported sale price on the date of grant.

    The Board currently has an Audit Committee, a Compensation and Management Stock Option Committee (the "Compensation Committee"), and an Employee Stock Option Committee. The Board does not have a standing Nominating Committee.

    During fiscal 1997, the Audit Committee's responsibilities included selecting the Company's independent auditors, examining the results of the annual audit and reviewing the Company's internal accounting controls and estimated fees for services performed by the Company's independent auditors. In addition, the Audit Committee advised the Board as to particular accounting or financial matters which came to its attention during the course of its review. Messrs. Kyman and Leiner are currently the members of the Audit Committee, which held two meetings during fiscal 1997.

    The Compensation Committee is responsible for determining compensation for the President and stock option grants to all executive officers. Messrs. Wilber and Leiner are currently the members of the Compensation Committee, which held three meetings during fiscal 1997.

    The Employee Stock Option Committee is responsible for determining stock option grants to employees who are not executive officers. Mr. Berglass is currently the sole member of the Employee Stock Option Committee, which met twice during fiscal 1997.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934 as amended (the "Exchange Act"), requires the Company's officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission and to furnish the Company with copies of such reports. Based on the Company's review of the copies of those reports and written representations which it has received, the Company believes that all such filings have been made.

                             EXECUTIVE COMPENSATION

    The following Summary Compensation Table sets forth compensation of the Chief Executive Officer and the four other most highly compensated executive officers of the Company for fiscal years 1997, 1996 and 1995:

                           SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM
                                                                              COMPENSATION
                                                 ANNUAL COMPENSATION(1)          AWARDS
                                                                          ---------------------
                                     FISCAL     ------------------------      STOCK OPTIONS            ALL OTHER
NAME                                  YEAR       SALARY(2)    BONUS(3)       NUMBER GRANTED         COMPENSATION(4)
---------------------------------  -----------  -----------  -----------  ---------------------  ---------------------
Robert Berglass President and            1997    $ 567,967    $       0           100,000              $   1,750
  Chief Executive Officer                1996      546,892            0                 0                  1,750
                                         1995      523,651            0                 0                  1,750
Grant W. Johnson Senior Vice             1997      222,500        9,999             8,500                  2,416
  President and Chief Financial          1996      209,814            0                 0                  2,284
  Officer                                1995      204,990            0            26,000                  1,210
Jerome P. Alpin Senior Vice              1997      212,300        9,999             7,500                  4,579
  President and General Manager,         1996      200,168            0                 0                  3,419
                                         1995      195,594       17,970            25,000                  2,060
International Sales and Marketing
Stephen R. Berry(5) Vice                 1997      151,900            0             3,000                  1,815
  President, Sales                       1996      151,900            0                 0                  1,815
                                         1995      142,200        9,157            10,000                  1,293
D. Lee Johnson Vice President,           1997      139,400        9,999             5,000                  1,567
  Administration                         1996      134,750            0                 0                  1,560
                                         1995      103,077       17,970             8,500                    848

------------------------

(1) Mr. Berglass' base salary remained unchanged throughout the fiscal years shown on the table. However, during the period March 1995 through October 1995 Messrs. Berglass, Grant Johnson and Alpin participated in voluntary salary reductions which amounted to 15% for Mr. Berglass and 10% for Messrs. Johnson and Alpin.

(2) Compensation deferred at the election of the executive pursuant to the DEP Corporation Executive Deferred Compensation Plan (the "Deferred Compensation Plan") is included as salary in the year earned. The Deferred Compensation Plan was terminated in November 1995.

(3) Bonuses are included in the fiscal year earned, but are typically paid in the following fiscal year. Bonuses paid are subject to the Company's 1993 Stock Target Ownership Plan (the "1993 Plan") pursuant to which executives receive a portion of their bonus compensation in shares of Common Stock based on the fair market value of such stock. Since the 1997 bonuses paid to Messrs. Alpin,

    Grant Johnson and D. Lee Johnson were under $10,000, pursuant to the terms of the 1993 Plan, no percentage of such bonus was allocable to Common Stock. The fiscal 1995 bonuses paid to Mr. Alpin and Mr. D. Lee Johnson included the fair market value of 1,734 and 1,734 shares of Common Stock, respectively.

(4) Amounts paid in fiscal 1997 represent (i) the value of group and supplemental term life insurance provided in excess of $50,000 basic coverage of $1,350 for Mr. Berglass, $2,016 for Mr. Grant Johnson, $4,179 for Mr. Alpin, $1,415 for Mr. Berry and $1,167 for Mr. D. Lee Johnson; and
    (ii) $400 for each of the named officers as matching contributions under the Company's 401(k) plan. No contribution was made by the Company to its Profit Sharing Plan for fiscal 1997, 1996 or 1995.

(5) Mr. Berry resigned from the Company effective July 23, 1997.

CHANGE IN CONTROL BENEFITS

    The Company has entered into an Executive Severance Agreement (the "Severance Agreement") and a Retention Bonus Agreement (the "Retention Agreement") (collectively, the "Agreements") with each of the executive officers named in the Summary Compensation Table above, and certain other executive officers, with the exception of Messrs. Berglass and Berry, who are covered only by a Severance Agreement. The Agreements provide for a severance payment and a retention bonus payment should a change in control of the Company occur.

    The Severance Agreement provides an executive with a lump sum payment based on an executive's current annual base salary, as of the date of termination, as follows: (1) the President and senior vice presidents would receive payments equal to 18 months of their annual base salary, (2) certain other executive officers would receive payments equal to 12 months of their annual base salary, and (3) other vice presidents and key employees would receive payments equal to six months of their annual base salary plus one month of such employee's annual base salary multiplied by a number equal to the number of years such employee has been employed by the Company, provided, however, that the maximum payment would not exceed 18 months of such employee's annual base salary. In addition, all such executives and key employees would receive life, disability, accident and group health insurance benefits for a like period of time.

    A change in control will be deemed to have occurred if: (i) Robert Berglass, Judith R. Berglass and any controlled affiliate thereof no longer is the beneficial owner of securities of the Company representing 26% or more of the combined voting power of the Company's then outstanding securities; (ii) within a two consecutive year period, members of the Board at the beginning of such period and approved successors no longer constitute a majority of such Board, or
(iii) stockholders of the Company entitled to vote thereon approve a merger or consolidation (with certain exceptions) or a plan of complete liquidation.

    Neither an executive nor a key employee is entitled to receive any compensation or benefits under the Severance Agreement subsequent to a change in control if such employee's employment is terminated (i) due to the disability of such employee, (ii) by the Company, for "just cause," as defined in the Severance Agreement or (iii) by such employee other than for "good reason," as defined in the Severance Agreement. Each Severance Agreement will terminate three years from the date of execution (August 15, 1995) and will automatically be extended for one year periods unless either party gives notice to the other of its intent not to extend the term.

    The Retention Agreement provides that in the event a change in control occurs after such executive enters into such Retention Agreement and (i) the executive remains in the employ of the Company for a period of six months after such change in control or (ii) if such executive is terminated by the Company or a successor, unless such termination is for "just cause," as defined in the Retention Agreement or voluntarily by the executive other than for "good reason," as defined in the Retention Agreement, then each executive listed on the Summary Compensation Table above, with the exception of Messrs. Berglass and Berry, will receive a lump sum payment equal to approximately six months of the executive's annual base salary.

    If payments and benefits under the Agreements pursuant to a change in control would subject such employees to excise tax under Section 4999 of the Internal Revenue Code or would result in the Company's loss of a federal income tax deduction for such payments, then such payments and benefits shall automatically be reduced to the extent necessary to avoid the imposition of such tax penalty.

    The Board believes that the Agreements, which were unanimously approved by the independent, non-management directors, reinforce and encourage the continued attention and dedication of members of the Company's management team to their assigned duties. The Agreements protect the best interests of the stockholders by assuring such executives and key employees a level of financial security and inducing such executives to remain in the employ of the Company. The Board believes that these advantages outweigh the cost of such benefits.

                                 OPTION GRANTS

    The following table shows information regarding grants of stock options during the fiscal year ended July 31, 1997 to the named executive officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                           POTENTIAL REALIZABLE
                                                                                                                  VALUE
                                                                                                            AT ASSUMED ANNUAL
                                                                                                                  RATES
                                                                                                              OF STOCK PRICE
                                                                                                          ----------------------
                                                                                                               APPRECIATION
                                                            % OF TOTAL         EXERCISE                     FOR OPTION TERM(3)
                                          NUMBER OF           OPTIONS           OR BASE
                                           OPTIONS          GRANTED IN           PRICE      EXPIRATION    ----------------------
NAME                                     GRANTED(1)       FISCAL YEAR(2)       ($/SH)(1)       DATE           5%         10%
--------------------------------------  -------------  ---------------------  -----------  -------------  ----------  ----------
Robert Berglass.......................      100,000                 57%        $    1.63       11/8/01    $  125,000  $  200,000
Grant W. Johnson......................        1,000                  1%             1.31       7/31/02           360         800
                                              7,500                  4%             1.63       11/8/01         9,375      15,000
Jerome P. Alpin.......................        7,500                  4%             1.63       11/8/01         9,375      15,000
Stephen R. Berry......................        3,000                  2%             1.63       11/8/01         3,750       6,000
D. Lee Johnson........................        5,000                  3%             1.63       11/8/01         6,250      10,000

------------------------

(1) All options are non-qualified stock options and have exercise prices equal to the fair market value of the Common Stock as of June 8, 1996, except the 1,000 shares of incentive stock options automatically granted to Mr. Grant Johnson for his services as a director on July 31, 1997, which have an exercise price equal to the fair market value of the Common Stock at the date of grant. All options granted in fiscal 1997 are exercisable in three equal installments and exercisable in full three years from the date of grant. However, all options would be immediately exercisable in certain events as provided for in the Company's 1992 Stock Option Plan. The closing price for the Common Stock on the NASDAQ SmallCap Market on July 31, 1997, was $1.31.

(2) Options with respect to 174,000 shares of Common Stock were granted to employees, executives, and directors during fiscal 1997.

(3) The assumed rates of appreciation are calculated from the date of grant, based upon the fair market value of the Common Stock on such date, through the last date the option may be exercised. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the future performance of the Common Stock, including overall stock market conditions. The Company does not represent that the values reflected in this table will or will not be realized.

                          OPTION EXERCISES AND VALUES

    The following table presents information regarding options exercised to acquire shares of the Company's Common Stock during fiscal 1997 and the values of unexercised options held at the end of fiscal 1997:

   AGGREGATED OPTION EXERCISES IN FISCAL 1997 AND 1997 FISCAL YEAR-END OPTION
                                     VALUES

                                                                                                       VALUE OF
                                                                                                      UNEXERCISED
                                                                                                     IN-THE-MONEY
                            NUMBER OF                                                                   OPTIONS
                             SHARES                                 NUMBER OF UNEXERCISED           AT FISCAL YEAR
                            ACQUIRED                             OPTIONS AT FISCAL YEAR END             END(1)
                            EXERCISE             VALUE       -----------------------------------  -------------------
NAME                           ON              REALIZED       EXERCISABLE       UNEXERCISABLE         EXERCISABLE
---------------------  -------------------  ---------------  --------------  -------------------  -------------------
Robert Berglass......               0          $       0          153,233            76,767            $       0
Grant W. Johnson.....               0                  0           73,500             7,000                    0
Jerome P. Alpin......               0                  0           47,500             5,000                    0
Stephen R. Berry.....               0                  0            9,000            21,000                    0
D. Lee Johnson.......               0                  0            6,667             6,833                    0


NAME                        UNEXERCISABLE
---------------------  -----------------------
Robert Berglass......         $       0
Grant W. Johnson.....                 0
Jerome P. Alpin......                 0
Stephen R. Berry.....                 0
D. Lee Johnson.......                 0

------------------------

(1) Based on the difference between the closing price on the NASDAQ SmallCap Market of $1.31 for the Common Stock at July 31, 1997, and the exercise price of options having an exercise price lower than such closing prices.

                         COMPENSATION COMMITTEE REPORT

    The Company's executive compensation policies are designed to develop a high quality management team and to motivate this team to achieve the Company's short-term and long-term goals. With this in mind, the Company seeks to develop overall compensation programs which provide the competitive compensation levels necessary to attract and retain experienced, innovative, and well-qualified executives from the health and beauty care industry and the Company's own middle management.

    Within this framework, the Company's Compensation Committee is responsible for determining all aspects of the compensation for its president and chief executive officer (the "CEO"), as well as the stock options to be granted to the Company's other executive officers. The CEO is responsible for establishing all compensation for the other executive officers, apart from their stock options.

    As one of the factors in its review of compensation matters, the Compensation Committee considers the anticipated tax effect on the Company and executives of various payments and benefits. Section 162(m) of the Internal Revenue Code generally disallows the Company's deduction for compensation in excess of $1,000,000 paid to the CEO or to any of the four other most highly compensated executive officers, unless such excess compensation qualifies as "performance-based compensation." The Compensation Committee will not necessarily limit executive compensation to that which is deductible by the Company under Section 162(m), but believes that Section 162(m) will not limit the deductibility of any compensation granted to date.

    The three key components of the Company's compensation programs are base salary, performance bonuses and stock options.

BASE SALARY

    Base salary levels for all executive officers are reviewed annually. As part of this review, the Company takes into account the compensation packages offered by other companies in the health and beauty care industry and focuses particular attention on the compensation paid by a group of the Company's peers (the "Peer Group"). The Company also gives consideration to the experience, responsibilities, management and leadership abilities of its individual executive officers and their actual performance on behalf of the Company.

PERFORMANCE BONUSES

    At the commencement of each fiscal year, the Company seeks to provide such executives with significant performance bonuses closely linked to their achievement of objective financial goals, such as growth in net sales, earnings before interest, income taxes, depreciation and amortization (EBITDA), and operating income and to more subjective goals, such as organizational development, team work and corporate efficiency which are based upon and exceed the Company's achievements in the prior year. In addition, at the end of each fiscal year, the Company may award bonuses to recognize special contributions made by an executive or his department to long-term strategic goals not specifically addressed in the individual incentive programs. In compliance with the 1993 Stock Target Ownership Plan, a portion of the executive's performance bonus may be paid in the form of Common Stock, with the remainder paid in cash.

STOCK OPTIONS

    The Compensation Committee utilizes stock options as a key incentive because they provide executives with the opportunity to become stockholders of the Company and thereby share in the potential long-term appreciation in value of the Company's Common Stock. The Compensation Committee believes that stock options are beneficial to the Company and its stockholders because they directly align the interests of the Company's executives with those of its other stockholders.

    The Compensation Committee determines the amount of stock options, if any, to be granted from time-to-time to executive officers pursuant to the Company's 1992 Stock Option Plan. The majority of the options are incentive stock options which are granted at no less than prevailing market value. In the case of CEO incentive stock options, the exercise price is at least 110% of such prevailing value. Accordingly, stock options will only benefit executives if the price of the Company's Common Stock increases over the option term.

    The number of shares of Common Stock subject to individual options is usually based on the performance of the executive team as a group, as well as on departmental and individual contributions. Options are granted as compensation for performance and as an incentive to promote the future growth and profitability of the Company. In determining the number of shares of Common Stock subject to such options, the Committee considers the option and other compensation policies of the industry, with particular attention to the Peer Group. It also takes into account the outstanding options already held by each individual executive officer, and the projected value of the options based on historical and assumed appreciation rates of the Company's Common Stock.

CEO COMPENSATION

    As is the case for the other executive officers, the CEO's compensation package consists of base salary, performance bonuses and stock options.

    The CEO's base compensation for fiscal 1997 was set by the Compensation Committee in October 1996 and remained unchanged from the fiscal 1995 level. In determining Mr. Berglass' compensation, the Compensation Committee considered the Company's performance and its achievement of its financial and business goals and evaluated Mr. Berglass' overall individual performance, both in the prior fiscal year and in the prior five years. The Compensation Committee does not assign relative weights or rankings to each of these factors, but instead makes a subjective determination based on consideration of all such factors.

    The Compensation Committee met on September 16 and 17, 1997 to consider Mr. Berglass' base salary and performance bonus for fiscal 1998. Based upon the Company's financial results for fiscal 1997, and the two years prior thereto, the Compensation Committee determined not to increase Mr. Berglass' base salary for fiscal 1998. The Compensation Committee developed a three-year performance bonus plan for the CEO. Under the terms of such Performance Bonus Plan, the CEO would be entitled to be paid a bonus only if the Company exceeds the net income levels projected for fiscal 1998, 1999 and 2000 pursuant to the Company's Amended Plan of Reorganization dated August 23, 1996 (the Plan). A performance bonus of five percent (5%) of net income would be payable for each of the fiscal years covered by the bonus plan if net income, as defined in the Plan, is exceeded by five percent (5%).

    The Plan further provides that the CEO would be eligible to earn a maximum performance bonus of seven and one-half percent (7 1/2%) of net income for the fiscal years ending July 31, 1999 and 2000 if net income in such year, as defined in the Plan, is exceeded by seven and one-half percent (7 1/2%) and net income, as defined in the Plan, in the prior year is exceeded by five percent (5%). Furthermore, if the maximum performance bonus is achieved in fiscal 1999, then the CEO would be eligible to earn a maximum performance bonus of ten percent (10%) of net income for the fiscal year ending July 31, 2000, if net income in such year, as defined in the Plan, is exceeded by ten percent (10%).

COMPENSATION COMMITTEE
Philip I. Wilber, Chairman
Michael Leiner

    COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Messrs. Wilber and Leiner served on the Compensation Committee during 1997.

                     COMPANY STOCK PRICE PERFORMANCE GRAPH

    The following graph compares the Company's total return to stockholders over a five-year period commencing August 1, 1992 against the NASDAQ Market index and the Peer Group. The Peer Group currently consists of Chattem, Inc., Del Laboratories, Inc. and The Lamaur Corporation. The Peer Group for fiscal 1996 (the "1996 Group") consisted of Chattem, Inc.; Del Laboratories, Inc. and Mem Company, Inc. In October of 1996 the Mem Company, Inc. was acquired by Renaissance Cosmetics, Inc. Renaissance Cosmetics, Inc. is a privately held company and, as such, information regarding its results are not available. Therefore, the Company added The Lamaur Corporation to the Peer Group for fiscal 1997, which the Company believes to be comparable to it and other members of such Peer Group.

 MEASUREMENT PERIOD          DEP
(FISCAL YEAR COVERED)    CORPORATION       NASDAQ        1996 GROUP       PEER GROUP
---------------------  ---------------  -------------  ---------------  ---------------
1992...........                 100             100             100              100
1993...........                  57             122             125              130
1994...........                  23             125              98               99
1995...........                  17             176             132              138
1996...........                  12             191             198              184
1997...........                  12             282             373              323

ASSUMPTIONS:

    Assumes $100 invested on August 1, 1992 with reinvestment of any dividends. No dividends were paid on the Company's securities during the period.

                              INDEPENDENT AUDITORS

    KPMG Peat Marwick LLP served as the Company's independent auditors for the fiscal year ended July 31, 1997 and has been selected by the Company's Audit Committee to serve as the independent auditors for the fiscal year ending July 31, 1998. Representatives of such firm are expected to be present at the Meeting and will have the opportunity to respond to appropriate questions and to make a statement if they desire to do so.

                      SUBMISSION OF STOCKHOLDER PROPOSALS

    Any stockholder proposal intended for consideration at the 1998 Annual Meeting of Stockholders must be received by July 25, 1998 and otherwise conform to the applicable requirements of the Exchange Act to be included in the proxy materials relating to that meeting. It is recommended that any such proposals be sent to the Secretary of the Company by certified mail, return-receipt requested.

                                 ANNUAL REPORT

    The Annual Report to Stockholders covering the Company's fiscal year ended July 31, 1997 is being mailed to stockholders of record and beneficial stockholders at the same time as this Proxy Statement. The fiscal 1997 Annual Report to Stockholders includes the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission (not including exhibits).

    The Company will provide without charge to any person, on written request of such person, a copy of the Company's Annual Report to Stockholders. Written request for such copies should be addressed to Investor Relations, DEP Corporation, 2101 East Via Arado, Rancho Dominguez, California 90220.

                                 OTHER MATTERS

    The Board does not intend to bring any matter before the Meeting except as specifically indicated in the notice, nor does the Board know of any matters which anyone else proposes to present for action at the Meeting. If any other matters properly come before the Meeting, the persons named in the enclosed proxy, or their duly constituted substitutes acting at the Meeting, will be authorized to vote or otherwise act thereon in accordance with their best judgment.

    The Compensation Committee Report and the Company Stock Price Performance Graph that appear herein shall not be deemed to be soliciting material or to be filed with the Securities and Exchange Commission under the Securities Act of 1933 or Exchange Act and, unless specifically incorporated by the Company, shall not be deemed incorporated by reference in any document filed under such Acts.

    ALL STOCKHOLDERS ARE URGED TO PROMPTLY VOTE, SIGN AND MAIL THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED.

                                          /S/__JUDITH R. BERGLASS____________

                                          Judith R. Berglass
                                          Secretary

Rancho Dominguez, California
October 31, 1997